UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                Under the Securities Exchange Act of 1934
                            (Amendment No. #_1_)

                             STM Wireless, Inc.
                              (Name of Issuer)

                       Common Shares, $.001 par value
                        (Title of Class of Securities)

                                 784776106
                               (CUSIP Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
          Southport CT  06490  Attn: Thomas S. Galvin 203/254-0091
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              January 1, 1999
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  784776106
5


1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11          Aggregate  Amount  Beneficially Owned by Each Reporting Person   0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.001 par value (the "Shares"), of STM Wireless, Inc. (the "Company"), a Delaware corporation. The Company's principal executive office is located at One Mauchly, Irvine, California 92718-2305.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Jonathan T. Dawson, James M. Thorburn, Thomas S. Galvin and Anthony J. Giammalva, the directors of the Reporting Person are Messrs. Dawson, Thorburn and Giammalva, and the controlling shareholder is Mr. Dawson (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Person is no longer deemed to be the beneficial owner of the Company's Shares. In the transaction which is the subject of this filing, the Reporting Person spun off a portion of its investment management business to Pequot Capital Management, Inc. ("Pequot Capital"). This spin-off resulted in the transfer of certain accounts for which the Reporting Person previously exercised investment discretion to Pequot Capital on January 1, 1999, resulting in the Reporting Person no longer having beneficial ownership of such Shares.


ITEM  4.    PURPOSE  OF  TRANSACTION

     Not  applicable.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None


     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


January  6,  1999

Dawson-Samberg  Capital  Management,  Inc.


By:/s/  Thomas  S.  Galvin
   Thomas  S.  Galvin,  Chief  Financial  Officer